BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421

                              July 20, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Attention: David L. Orlic

Re:                             BladeLogic, Inc.
Registration Statement on Form S-1
File No. 333-141915

Dear Mr. Orlic:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), BladeLogic, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 3:00 p.m. (Washington, D.C. time), on Tuesday, July 24, 2007, or as soon as practicable thereafter, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank.]

If you have any questions regarding this request, please contact Michael S. Turner at (617) 570-1163 of Goodwin Procter LLP.

Sincerely,

BLADELOGIC, INC.

By:	/s/ Michael J. Cayer
Michael J. Cayer
General Counsel

cc:           Dev Ittycheria, BladeLogic, Inc.
                John J. Gavin, Jr., BladeLogic, Inc.
                Jeffrey C. Hadden, Goodwin Procter LLP
                Michael S. Turner, Goodwin Procter LLP
                Michael J. Minahan, Goodwin Procter LLP